Writer’s Direct Dial: +1-212-225-2556
E-Mail: pmarcogliese@cgsh.com

May 20, 2013

Susan Block

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:                             TRAC Intermodal LLC
Registration Statement on Form S-4
Filed on April 26, 2013 (the “Registration Statement”)
Registration No. 333-18877

Dear Ms. Block:

On behalf of TRAC Intermodal LLC (the “Company”), TRAC Intermodal Corp. (the “Co-Issuer” and, together with the Company, the “Issuers”) and the guarantors set forth therein (the “Guarantors” and, together with the Issuers, the “Registrants”), set forth below are responses to the comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) in its letter dated May 10, 2013 with respect to the Registration Statement.

The Registrants have filed today Amendment No. 1 (“Amendment No. 1”) to the Registration Statement, together with this letter via EDGAR correspondence.  Capitalized terms used, but not defined, herein have the meanings assigned to such terms in Amendment. No. 1.

For your convenience, the text of the Staff’s comments is set forth in bold below, followed in each case by the response. Unless otherwise indicated, all page references in the responses set forth below are to the pages of the Amendment No. 1.

Shipping line customers looking to exist chassis ownership, page 7

1.              We note your response to our prior comment page 15.  Please briefly describe what is meant by the “motor carrier model,” as well as explain how it differs from the shipping lines providing the service. Also, please briefly explain how you believe this transition provides opportunities for you.

Response to Comment 1:  The Company has revised the disclosure on pages 7, 135 and 137 in response to the Staff’s comment.  The Company respectfully advises the Staff that, although the motor carriers are the end user of chassis in both the “motor carrier model” and historically, as disclosed on page 88, the responsibility for paying for the chassis shifts to the motor carriers under the “motor carrier model.”  As compared to shipping lines, motor carriers are smaller in size, have greater credit risk, typically do not own their own chassis and are unable to exert price pressure on us.  As a result, we are able to charge motor carriers a higher per diem rate than shipping line customers.  Motor carriers also tend to use our neutral chassis pools, while shipping lines had historically used a combination of pools, term leases and their own equipment.  In addition, as disclosed on pages 5 and 125, we believe that this shift allows us to expand our customer base.  We have created the requisite systems, increased chassis supply by purchasing chassis from shipping lines discontinuing their chassis operations and established solid business relationships with motor carriers, which we believe creates opportunities for us to provide higher-priced services to a greater number of customers.

Neutral chassis pools, page 82

2.              We note your response to our prior comment 25. Please revise to state as your belief that once customers switch from operating their own chassis to relying on your neutral chassis pools, it may be operationally difficult to discontinue using the chassis in your pools.

Response to Comment 3:  The Company has revised the disclosure on pages 85 and 128 in response to the Staff’s comment.

Inventory and depot storage, page 121

3.              We note your response to our prior comment 35. Please revise to state as your belief that Co-ops pools require collective decision-making by their contributors which might slow their ability to right-size their pool and thus provides you with an operational advantage.

Response to Comment 3:  The Company has revised the disclosure on page 129 in response to the Staff’s comment.

Our chassis suppliers, page 123

4.              We note your response to our prior comment 26. Please revise to state as your belief that most of your customers do not possess either the expertise or component parts to remanufacture chassis, which provides you with an advantage in the market.

Response to Comment 4:  The Company has revised the disclosure on page 131 in response to the Staff’s comment.

Exhibit 5.1

5.              We note your response to our prior comment 44 and reissue the comment, as the included language seems to assume material facts underlying the opinion. You indicate in your response that conditions precedent remain to be satisfied prior to the creation of a valid, binding and enforceable obligation. The binding obligation opinion should encompass the opinion that the registrant has taken the required steps to authorize the obligation. Refer to Section II.B.1.e. of Staff Legal Bulletin No. 19, Legality and Tax Opinions, available on the SEC website. Please delete the language on page 3 of the opinion that reads, “(a) we have assumed that each Registrant …has satisfied … those legal requirements that are applicable to it to the extent necessary to make such agreement or obligation enforceable against it….”

Response to Comment 5:    Based on the Staff’s comment, we have revised the legal opinion to delete the foregoing assumption with respect to the Registrants and have filed the revised legal opinion in Exhibit 5.1.

Exhibit 99.1, Letter of Transmittal

6.              Please delete the language in the letter of transmittal that says the note holder represents, warrants and agrees that he/she has “reviewed” the Prospectus.

Response to Comment 46:  In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Letter of Transmittal.

*            *            *

We hope that our responses adequately address the Staff’s comments. If the Staff has any questions concerning this letter or need further assistance, please do not hesitate to contact the undersigned at (212) 225-2556.

Sincerely,

/s/ Pamela L. Marcogliese
Pamela L. Marcogliese

Cleary Gottlieb Steen & Hamilton LLP

cc:	Mr. Patrick Kuhn, Securities and Exchange Commission
Ms. Lyn Shenk, Securities and Exchange Commission
Mr. John Stickel, Securities and Exchange Commission
Mr. Gregg Carpene, Esq., TRAC Intermodal LLC
Mr. Duane McLaughlin, Esq., Cleary Gottlieb Steen & Hamilton LLP
Ms. Elizabeth Bieber, Esq., Cleary Gottlieb Steen & Hamilton LLP